ALPS ETF Trust

1290 Broadway

Suite 1000

Denver, Colorado 80203

April 5, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Delaying Amendment for ALPS ETF Trust Registration Statement on Form N-14 (File No. 333-263500)

Greetings:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), ALPS ETF Trust (the “Registrant”) is hereby filing a delaying amendment with respect to its registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of O’Shares U.S. Quality Dividend ETF, O’Shares U.S. Small-Cap Quality Dividend ETF, O’Shares Global Internet Giants ETF, and O’Shares Europe Quality Dividend ETF, each a series of OSI ETF Trust, with and into the ALPS|O’Shares U.S. Quality Dividend ETF, ALPS|O’Shares U.S. Small-Cap Quality Dividend ETF, ALPS|O’Shares Global Internet Giants ETF, ALPS|O’Shares Europe Quality Dividend ETF, respectively, each a series of the Registrant. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 11, 2022, pursuant to Rule 488 under the Securities Act (Accession Number 0001398344-22-005788).

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Denver and State of Colorado on the 5th day of April, 2022.

No fees are required in connection with this filing. If you have any questions or comments relating to this delaying amendment, please contact Adam T. Teufel of Dechert LLP, counsel to the Registrant, at (202) 261-3464.

Sincerely,

/s/Brendan Hamill

Brendan Hamill

Secretary

cc:	Adam T. Teufel, Esq.